Exhibit 99.1

Brazil Potash Corp.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2026 and 2025

-- Stated in United States (“U.S.”) dollars –

Unaudited

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

(Unaudited)

As at:	June 30, 2026	December 31, 2025
ASSETS
Current
Cash and cash equivalents	$75,710,452	$27,779,666
Amounts receivable	159,088	248,570
Prepaid expenses	550,664	1,333,875
Total current assets	76,420,204	29,362,111
Non-current
Property and equipment (Note 3)	1,156,565	908,650
Right of use asset (Note 4)	434,941	496,076
Exploration and evaluation assets (Note 5)	149,653,915	138,280,668
Total assets	$227,665,625	$169,047,505
LIABILITIES
Current
Trade payables and accrued liabilities (Notes 6, 11)	$1,704,462	$2,622,889
Current portion of lease liability (Note 4)	106,458	$99,975
Total current liabilities	1,810,920	2,722,864
Non-current
Lease liability (Note 4)	$384,965	$454,174
Warrant liability (Note 9)	7,371,300	5,559,800
Deferred income tax liability	2,732,965	2,472,938
Total liabilities	12,300,150	11,209,776
Equity
Share capital (Note 7)	355,776,731	328,544,223
Share-based payments reserve (Note 8)	87,825,039	95,624,841
Warrants reserve (Note 9)	48,399,826	5,758,671
Accumulated other comprehensive loss	(69,317,412)	(73,991,935)
Deficit	(207,318,709)	(198,098,071)
Total equity	215,365,475	157,837,729
Total liabilities and equity	$227,665,625	$169,047,505

Reporting entity and going concern (Note 1)

Commitments and contingencies (Note 12)

Subsequent event (Note 13)

Approved by the Board of Directors on August 13, 2026

“MAYO SCHMIDT”, Director

“DEBORAH BATTISTON”, Director

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in U.S. dollars)

(Unaudited)

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Expenses
Communications and promotions	$499,602	$494,417	$1,067,768	$2,269,665
Consulting and management fees (Note 11)	1,441,898	1,456,936	2,621,724	2,652,255
Foreign exchange loss (gain)	216	(30,738)	(915)	(33,101)
General office expenses	342,030	353,912	696,774	714,875
Professional fees	166,926	465,706	323,304	640,491
Share-based compensation (Notes 8, 11)	785,833	11,631,832	2,449,265	26,614,831
Travel expenses	117,871	167,644	340,617	342,107
Operating Loss	3,354,376	14,539,709	7,498,537	33,201,123
Change in fair value of warrant liability (Note 9)	(10,671,800)	(10,900)	1,811,500	(131,300)
Finance costs (Note 7(b))	—	375,000	375,000	375,000
Finance income	(347,196)	(124,544)	(569,221)	(306,104)
Gain on sale of fixed assets	—	(6,078)	—	(6,078)
(Income) loss for the period before income taxes	(7,664,620)	14,773,187	9,115,816	33,132,641
Deferred income tax provision	60,406	59,741	104,822	101,649
(Income) loss for the period after income taxes	$(7,604,214)	$14,832,928	$9,220,638	$33,234,290
Other comprehensive income:
Items that subsequently may be reclassified into net income:
Foreign currency translation	(591,231)	(3,505,268)	(4,674,523)	(8,122,984)
Total comprehensive (income) loss for the period	$(8,195,445)	$11,327,660	$4,546,115	$25,111,306
Basic (income) loss per share	$(0.13)	$0.39	$0.16	$0.86
Weighted average number of common shares outstanding—basic	58,952,156	38,440,754	56,514,859	38,425,994
Diluted (income) loss per share	$(0.09)	$0.39	$0.16	$0.86
Weighted average number of common shares outstanding—diluted	82,312,801	38,440,754	56,514,859	38,425,994

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Condensed Interim Consolidated Statement of Changes in Equity

(Expressed in U.S. dollars)

(Unaudited)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Shareholders’ Equity
	#	$	$	$	$	$	$
Balance, December 31, 2024	38,403,737	281,296,133	543,601	93,515,510	(81,361,294)	(158,573,664)	135,420,286
Deferred share units (Note 8(b))	—	—	—	1,750,477	—	—	1,750,477
Restricted share units (Note 8(c))	—	—	—	27,552,341	—	—	27,552,341
Restricted share units exercised (Notes 7 and 8(c))	100,000	1,321,000	—	(1,321,000)	—	—	—
Option exercise (Note 8(a))	10,000	120,511	—	(80,511)	—	—	40,000
Common shares issued for equity line of credit (Note 7)	215,852	375,000	—	—	—	—	375,000
Loss and comprehensive income for the period	-	—	—	-	8,122,984	(33,234,290)	(25,111,306)

Balance, June 30, 2025	38,729,589	283,112,644	543,601	121,416,817	(73,238,310)	(191,807,954)	140,026,798

Balance, December 31, 2025	53,692,089	328,544,223	5,758,671	95,624,841	(73,991,935)	(198,098,071)	157,837,729
Common shares issued in public financing (Note 7)	7,000,000	17,500,000	—	—	—	—	17,500,000
Pre-funded warrants issued in public financing (Note 9)	—	—	45,731,700	—	—	—	45,731,700
Share issuance costs (Note 7)	—	(1,182,176)	(3,090,545)				(4,272,721)
Deferred share units (Note 8(b))	—	—	—	573,408	—	—	573,408
Deferred share units exercised (Notes 7 and 8(b))	80,250	582,810	—	(582,810)	—	—	—
Restricted share units (Note 8(c))	—	—	—	2,166,474	—	—	2,166,474
Restricted share units exercised (Notes 7 and 8(c))	982,550	9,956,874	—	(9,956,874)	—	—	—
Common shares issued for equity line of credit (Note 7)	191,326	375,000	—	—	—	—	375,000
Loss and comprehensive income for the period	-	—	—	-	4,674,523	(9,220,638)	(4,546,115)
Balance, June 30, 2026	61,946,215	355,776,731	48,399,826	87,825,039	(69,317,412)	(207,318,709)	215,365,475

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(9,220,638)	(33,234,290)
Adjustment for:
Change in fair value of warrant liability	1,811,500	(131,300)
Deferred income tax provision	104,822	101,649
Finance costs	375,000	375,000
Finance income	(569,221)	(306,104)
Gain on sale of fixed assets	—	(6,078)
Share-based compensation	2,449,265	26,614,831
	(5,049,272)	(6,586,292)
Change in amounts receivable	89,482	124,289
Change in prepaid expenses	783,244	721,921
Change in trade payables and accrued liabilities	(938,754)	46,553
Net cash used in operating activities	(5,115,300)	(5,693,529)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of public placement	63,231,700	—
Share issuance costs	(4,272,721)	—
Option exercise	—	40,000
Principal reduction in lease liability	(91,586)	(65,989)
Net cash from financing activities	58,867,393	(25,989)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(198,558)	(1,221)
Exploration and evaluation assets	(6,133,924)	(4,946,333)
Finance income	569,221	306,104
Proceeds from disposition of fixed assets	—	6,078
Net cash used in investing activities	(5,763,261)	(4,635,372)
Effect of exchange rate changes on cash and cash equivalents	(58,046)	40,140
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	47,930,786	(10,314,750)
CASH AND CASH EQUIVALENTS, beginning of period	27,779,666	18,861,029
CASH AND CASH EQUIVALENTS, end of period	75,710,452	8,546,279
SUPPLEMENTAL INFORMATION:
Depreciation of assets capitalized to exploration and evaluation assets	66,053	62,510
Share-based compensation included in exploration and evaluation assets	290,617	2,687,987
Amendment to right of use asset and lease liability	—	40,973
Gain on lease amendment credited to exploration and evaluation assets	(5,501)	—
Lease finance interest capitalized to exploration and evaluation assets	32,775	44,392
Shares issued for ELOC	375,000	—

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

1.
Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. On November 27, 2024, the Company commenced trading on the New York Stock Exchange America (the “NYSE”) under the symbol “GRO”. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The condensed interim consolidated financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	June 30, 2026	December 31, 2025
Potassio do Brasil Ltda.	Brazil	100%	100%

As of August 2024, the Company has received from the Brazilian Amazonas Environmental Protection Institute 21 Installation Licenses required for the construction of the Autazes Project (the "Project") covering the mine, processing plant and port.

Going Concern

The preparation of the condensed interim consolidated financial statements requires an assessment of the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company's projects.

The Company incurred a loss of $9,220,638 for the six months ended June 30, 2026 ($33,234,290 for the six months ended June 30, 2025) and as at June 30, 2026 had an accumulated deficit of $207,318,709 (December 31, 2025 - $198,098,071) and working capital of $74,609,284 as at June 30, 2026 (including cash of $75,710,452) (December 31, 2025 – working capital of $26,639,247 (including cash of $27,779,666)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and during the year ended December 31, 2024, closed an initial public offering (the “IPO”) and commenced trading on the NYSE. Additionally, on October 20 and October 27, 2025, the Company closed a private placement financing and on May 4, 2026 closed a public offering.

However, there is no assurance that the Company will be able to fund its operating expenses or future exploration and development of its properties through either the offering of shares, raising sufficient financing, or achieving profitable operations. This raises substantial doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding through public and private financings, as outlined above, has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the condensed interim consolidated financial statements of the Company on the going concern basis.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

2.
Basis of preparation
a)
Statement of compliance:

The condensed interim consolidated financial statements are in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (“IASB®”), (which are referred to as “IFRS”), have been omitted or condensed. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 13, 2026.

b)
Material accounting policies:

The condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2025, except as noted below.

Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee that are mandatory for accounting periods commencing on or after January 1, 2027. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IFRS 18 - Presentation and Disclosure of Financial Statement: In April 2024, the IASB issued the new standard IFRS 18 - Presentation and Disclosure of Financial Statements. This standard aims to bring more transparency and comparability to the financial performance of companies, enabling investors to make better investment decisions. IFRS 18 introduces three sets of new requirements: improved comparability of the profit or loss statement (statement of income), improved transparency of management-defined performance measures, and more useful grouping of information in financial statements. IFRS 18 will replace IAS 1 - Presentation of Financial Statements. This standard becomes effective for years beginning on or after January 1, 2027, and companies may apply it earlier subject to authorization by relevant regulators. The Company is assessing the impacts of IFRS 18 on its consolidated financial statements and related disclosures.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

2. Basis of preparation (continued)

b) Material accounting policies (continued):

New accounting policies

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: In May 2024, the International Accounting Standards Board (IASB) issued narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments were incorporated into Part I of the CPA Canada Handbook - Accounting in October 2024. The amendments provide clarification that a financial liability is derecognized on the ‘settlement date’, i.e., the date on which the liability is extinguished as the obligation specified in the contract is discharged or cancelled or expired and provide an accounting policy option to derecognize a financial liability that is settled in cash using an electronic payment system before the settlement date if specified criteria are met. An entity that elects to apply this derecognition option shall apply it to all settlements made through the same electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets with contingent features, including environmental, social and corporate governance (ESG) linked features and clarify that, for a financial asset to have ‘non-recourse’ features, the entity’s ultimate right to receive cash flows must be contractually limited to the cash flows generated by specified assets. The amendments also include factors that an entity should consider when assessing the cash flows underlying a financial asset with non-recourse features (the ‘look through’ test), clarify the characteristics of the contractually linked instruments that distinguish them from other transactions; and add new disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and financial instruments that have certain contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Earlier application was permitted. The amendments are to be applied retrospectively. In applying the amendments, an entity is not required to restate comparative periods. Adoption of the amendments to IFRS 9 and IFRS 7 on January 1, 2026 did not have a material impact on the Company's condensed interim consolidated financial statements.

3.
Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Buildings	Land	Total
Cost:
At January 1, 2026	$34,705	$91,524	$17,673	$—	$887,168	$1,031,070
Additions	—	13,620	454	57,051	123,610	194,735
Effect of foreign exchange	2,184	5,859	1,066	909	57,812	67,830
At June 30, 2026	$36,889	$111,003	$19,193	$57,960	$1,068,590	$1,293,635
Depreciation:
At January 1, 2026	$34,399	$77,170	$10,851	$—	$—	$122,420
Effect of foreign exchange	2,165	4,840	647	(13)	—	7,639
Depreciation charge for the period	—	3,972	128	2,911	—	7,011
At June 30, 2026	$36,564	$85,982	$11,626	$2,898	$—	$137,070
Net book value:
At June 30, 2026	$325	$25,021	$7,567	$55,062	$1,068,590	$1,156,565
At January 1, 2026	$306	$14,354	$6,822	$—	$887,168	$908,650

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

3. Property and equipment (continued)

	Vehicles	Office equipment	Furniture and fixtures	Buildings	Land	Total
Cost:
At January 1, 2025	$41,310	$77,841	$15,078	$—	$772,166	$906,395
Additions	—	3,918	790	—	24,468	29,176
Disposals	(11,260)	—	0	—	—	(11,260)
Effect of foreign exchange	4,655	9,765	1,805	—	90,534	106,759
At December 31, 2025	$34,705	$91,524	$17,673	$—	$887,168	$1,031,070
Depreciation:
At January 1, 2025	$41,039	$64,471	$9,288	$—	$—	$114,798
Effect of foreign exchange	4,620	8,153	1,102	—	—	13,875
Disposals	(11,260)	—	0	—	—	(11,260)
Depreciation charge for the year	—	4,546	461	—	—	5,007
At December 31, 2025	$34,399	$77,170	$10,851	$—	$—	$122,420
Net book value:
At December 31, 2025	$306	$14,354	$6,822	$—	$887,168	$908,650
At January 1, 2025	$271	$13,370	$5,790	$—	$772,166	$791,597

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

4.
Right of use asset and lease liability

During the year ended December 31, 2024, the Company entered into agreements to lease, for a term of six years, 15 rural properties consisting of a total area of approximately 4.2 square miles, which primarily will be used for the sites of dry stacked tailings piles. Each of these lease agreements also provides the Company with a right of first refusal to purchase the applicable leased property in the event of a sale of such property. The Company recognized a right-of-use asset and a lease liability of $778,479, in aggregate, on inception of the leases. During the six months ended June 30, 2026 and the year ended December 31, 2025, the Company purchased some of the rural properties, terminated the related leases, and recorded a disposal of the related leased asset and the acquisition of land included in property, plant and equipment. See Note 3.

	Cost	Amortization	Balance
Balance, December 31, 2024	$737,506	$(209,644)	$527,862
Additions	40,973	(119,380)	(78,407)
Disposal	(19,372)	4,843	(14,529)
Effect of foreign exchange	—	61,150	61,150
At December 31, 2025	$759,107	$(263,031)	$496,076
Additions	—	(59,042)	(59,042)
Disposal	(48,691)	15,554	(33,137)
Effect of foreign exchange	—	31,044	31,044
At June 30, 2026	$710,416	$(275,475)	$434,941

Lease liabilities are measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate of 12.75% to achieve a constant rate of interest on the remaining balances of the liabilities. For the six months ended June 30, 2026, the Company recognized $32,775 (six months ended June 30, 2025 - $44,392) in interest expense related to its lease liabilities, capitalized to exploration and evaluation assets.

A reconciliation of the lease liabilities for the six months ended June 30, 2026 and the year ended December 31, 2025 is as follows:

	June 30, 2026	December 31, 2025
Balance, beginning of period	$554,149	$605,605
Lease amendment	—	40,973
Disposal	(38,543)	(16,983)
Cash outflows	(91,586)	(229,906)
Finance costs	32,775	83,862
Effect of foreign exchange	34,628	70,598

Balance, end of period	$491,423	$554,149

	June 30, 2026	December 31, 2025
Lease Liability - current	$106,458	$99,975
Lease Liability - non-current	384,965	454,174
	$491,423	$554,149

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

5.
Exploration and evaluation assets

	June 30, 2026	December 31, 2025
Balance, beginning of period	$138,280,668	$118,785,555
Additions:
Mineral rights and land fees	14,498	13,014
Site operations, environmental, construction, consulting and technical costs	5,348,493	11,037,467
Front-end engineering and design	789,260	—
Share-based compensation (Note 8)	290,617	840,620
Finance costs	75,000	—
Effect of foreign exchange	4,855,379	7,604,012
Balance, end of period	$149,653,915	$138,280,668

6.
Trade payables and accrued liabilities

	June 30, 2026	December 31, 2025
Trade payables	$841,602	$2,025,759
Accrued liabilities	862,860	597,130
Total trade payables and accrued liabilities	$1,704,462	$2,622,889

Included in trade payables and accrued liabilities are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 11).

7.
Share capital
(a)
Authorized

Unlimited number of common shares without par value.

(b)
Issued

	Six months ended June 30, 2026		Year ended December 31, 2025
	Number of shares	Stated Value $	Number of shares	Stated Value $
Common shares

Balance, beginning of period	53,692,089	328,544,223	38,403,737	281,296,133

Public offering, net of issuance costs (Note 7)	7,000,000	16,317,824	—	—
Private placement financing, net of issuance costs (Note 7)	—	—	9,450,000	11,964,919
DSU exercise (Note 8)	80,250	582,810	962,500	15,467,160
RSU exercise (Note 8)	982,550	9,956,874	900,000	13,321,000
Option exercise (Note 8)	—	—	10,000	120,511
Purchase of shares under ELOC, net of issuance costs (Note 7(b))	—	—	3,750,000	5,999,500
Issued for equity line of credit	191,326	375,000	215,852	375,000
Balance, end of period	61,946,215	355,776,731	53,692,089	328,544,223

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

7.
Share capital (continued)
(b)
Issued (continued)

On October 18, 2024, the Company consolidated its common shares on the basis of 4:1. All common shares, options, DSUs, RSUs, warrants and value per share amounts in the condensed interim consolidated financial statements have been updated retrospectively to reflect the share consolidation.

Activity during the six months ended June 30, 2026

On May 4, 2026, the Company closed an underwritten public offering (the "Public Offering") consisting of 7,000,000 common shares at a price of $2.50 per share and 18,300,000 pre-funded warrants (the "May 2026 Pre-funded Warrants") at a price of $2.499 per May 2026 Pre-funded Warrant. Each May 2026 Pre-funded Warrant is exercisable into one common share of the Company at an exercise price of $0.001 per common share, is immediately exercisable and remains exercisable until exercised in full. The Public Offering included the full exercise by the underwriters of their option to purchase an additional 3,300,000 common shares. Gross proceeds of the Public Offering were $63,231,700. The Company paid share issuance costs of $4,272,721 in connection with the Public Offering, of which $3,090,545 was allocated to the warrants and the remaining $1,182,176 was allocated to the common shares.

During the six months ended June 30, 2026, 80,250 DSUs with a grant date fair value of $582,810, were exercised.

During the six months ended June 30, 2026, 982,550 RSUs with a grant date fair value of $9,956,874, were exercised.

On January 5, 2026, 191,326 common shares, with a grant date fair value of $375,000, were issued as consideration for the execution and delivery of an equity line of credit agreement (the "ELOC") with Alumni Capital LP (“Alumni Capital”). The fair value of the common shares is included in finance costs in the condensed interim consolidated statements of loss and comprehensive loss.

Activity during the year ended December 31, 2025

On October 20 and October 27, 2025, the Company closed private placement financings to certain institutional and accredited investors consisting of an aggregate of 9,450,000 Common Units and 4,550,000 Pre-Funded Units. Each Common Unit was comprised of one common share of the Company and one common share purchase warrant to purchase one common share (“Common Warrants”). Each Pre-Funded Unit was comprised of one pre-funded warrant to purchase one common share (“Pre-Funded Warrants”) and one Common Warrant. Each Common Unit was issued at a purchase price of $2.00, and each Pre-Funded Unit was issued at a purchase price of $1.999. The Pre-Funded Warrants have an exercise price of $0.001 per common share, are immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per common share and expire on October 20, 2030. On the closing of the private placements the Company issued 9,450,000 Common Shares, 14,000,000 Common Warrants and 4,550,000 Pre-Funded Warrants for gross proceeds of $27,997,460. The Company incurred costs of $1,989,008 in connection with the private placement of which $440,277 was allocated to the warrants in the consolidated statements of financial position and $633,638, related to warrant liability (see Note 9), were expensed to finance costs in the condensed interim consolidated statements of loss and comprehensive loss. The grant date fair value of $8,918,500 allocated to the Common Warrants was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; volatility based on the calibrated volatility of comparable companies of 36.2%; risk-free interest rate of 2.62%, a stock price of $2.33, based on the market price of the Company's common shares on October 17, 2025 and an expected life of 5 years. See Note 9.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

7. Share capital (continued)

(b) Issued (continued)

On May 1, 2025 (the (“Execution Date”), the Company entered into the ELOC with Alumni Capital LP. Under the terms of the ELOC, the Company has the right to sell and Alumni Capital has the obligation to purchase up to $75 million worth of common shares of the Company over a 24 month period at prices based on the market price at the time of each sale to Alumni Capital. The Company, at its sole discretion, controls the timing and amount of the sale of common shares. In consideration for the ELOC’s execution and delivery of the ELOC, the Company agreed to issue to Alumni Capital (i) $375,000 worth of the Company’s Common Shares (the “First Tranche”) which were issued June 20, 2025 (see below) and (ii) $375,000 worth of the Company’s Common Shares issuable within 180 days from the date on which the First Tranche was issued and delivered, in accordance with the terms and subject to the conditions of the ELOC.

On June 20, 2025, 215,852 common shares, with a grant date fair value of $375,000, were issued as consideration for the execution and delivery of the ELOC with Alumni Capital. The fair value of the common shares was included in finance costs in the condensed interim consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2025, the Company issued 3,750,000 common shares of the Company for gross proceeds of $6,064,500 under the terms of the ELOC with Alumni Capital. The Company paid $65,000 in connection with the share issuance.

8.
Share-based payments

The continuity of share-based payments reserve activity during the periods was as follows:

	June 30, 2026	December 31, 2025
Balance, beginning of the period	$95,624,841	$93,515,510
Vesting and forfeiture of DSUs	573,408	2,321,445
Vesting of RSUs	2,166,474	40,747,669
DSU exercise	(582,810)	(15,467,160)
RSU exercise	(9,956,874)	(13,321,000)
Option exercise	—	(80,511)
Expired options	—	(12,091,112)
Balance, end of the period	$87,825,039	$95,624,841

(a)
Option plan:

The Company has an incentive share option plan (the "Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company's issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The Plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

-	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;
-	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and
-

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

8.
Share-based payments (continued)
(a)
Option plan: (continued)

Share option transactions continuity during the periods were as follows (in number of options):

	Six months ended June 30, 2026		Year ended December 31, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	75,000	$16.00	913,125	$10.17
Exercised	—	0.00	(10,000)	4.00
Expired	—	0.00	(828,125)	9.72
Balance, end of period	75,000	$16.00	75,000	$16.00

Activity during the six months ended June 30, 2026

There was no option activity during the six months ended June 30, 2026.

At June 30, 2026, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
January 20, 2027	62,500	62,500	$16.00
May 11, 2028	12,500	12,500	$16.00
	75,000	75,000

Activity during the year ended December 31, 2025

On January 24, 2025, 10,000 options with exercise prices of $4.00, were exercised for gross proceeds of $40,000. Closing market price of the Company’s shares on the date of exercise was $5.72.

On July 20, 2025, 828,125 options with weighted average exercise prices of $9.72, expired, unexercised.

(b)
Deferred share units plan (“DSU”):

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the Company. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

8.
Share-based payments (continued)
(b)
Deferred share units plan (“DSU”) (continued):

DSU transactions continuity during the periods were as follows (in number of DSUs):

	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	3,806,083	4,102,083
Exercised	(80,250)	(962,500)
Granted	—	666,500
Balance, end of period	3,725,833	3,806,083

Of the 3,725,833 DSUs outstanding, 3,008,542 have vested.

The 1,675,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)
As to one-third of the DSUs, vesting shall occur immediately;
(ii)
As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and
(iii)
As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 1,675,000 DSUs granted, 141,667 were forfeited, unvested, and 1,116,667 DSUs have vested, of which 166,667 were exercised and 83,333 were cancelled. The remaining 416,666 DSUs, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to June 30, 2023, then to March 31, 2024, then to March 31, 2025, then to June 30, 2026 and then to June 30, 2027, as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is recognized over the vesting period. During the three and six months ended June 30, 2026, the Company expensed $2,933 and $9,150, respectively related to this amortization (three and six months ended June 30, 2025 – $6,287 and $12,504, respectively) of which, $587 and $1,830, respectively (three and six months ended June 30, 2025 – $1,258 and $2,501) was capitalized to exploration and evaluation assets, with the remaining $2,346 and $7,320, respectively (three and six months ended June 30, 2025 - $5,029 and $10,003, respectively) was charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $10.00.

On February 15, 2022, the Company granted 862,500 DSUs. The DSUs vest in six equal tranches every six months over a three-year term. On August 15, 2022, 506,250 of the DSUs were cancelled, on December 23, 2024, 5,208 of the DSUs were exercised, on May 19, 2026, 6,250 of the DSUs were exercised, on January 15, 2026, 25,000 of the DSUs were exercised and during the year ended December 31, 2024, 7,292 of the DSUs were forfeited. The fair value of the DSUs is amortized over the vesting period. During the three and six months ended June 30, 2026, the Company recognized an expense of $nil (three and six months ended June 30, 2025 - $nil and $38,468, respectively) related to this amortization charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On September 16, 2022, the Company granted 1,250,000 DSUs. The DSUs vested immediately. During the year ended December 31, 2023, 25,000 DSUs were exercised and during the year ended December 31, 2025, 475,000 DSUs were exercised. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

8.
Share-based payments (continued)
(b)
Deferred share units plan (“DSU”) (continued):

On May 11, 2023, the Company granted 225,000 DSUs. The DSUs vested immediately. On September 3, 2025, 50,000 DSUs were exercised. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On October 11, 2023, the Company granted 87,500 DSUs to consultants of the Company. 25,000 of the DSUs vest in four equal installments over twelve months from the date of grant and 62,500 DSUs vest on October 11, 2024. On November 3, 2025, 62,500 DSUs were exercised. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On May 23, 2024, the Company granted 312,500 DSUs to a director and a consultant of the Company. The DSUs vested immediately. On June 14, 2024, 62,500 of the DSUs were exercised and on July 25, 2025, 250,000 DSUs were exercised. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On June 20, 2024, the Company granted 187,500 DSUs to a former director and a consultant of the Company. 125,000 of the DSUs vested immediately. Of the remaining 62,500 DSUs, 12,500 vested immediately and 50,000 vest in 4 equal installments annually from the date of grant. On July 25, 2025, 125,000 of the DSUs were exercised. During the three and six months ended June 30, 2026, the Company recognized an expense of $51,270 and $104,686, respectively (three and six months ended June 30, 2025 - $98,394 and $201,125, respectively) related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On August 12, 2024, the Company granted 250,000 DSUs under the Company’s 2024 Incentive Compensation Plan to the Chair of the Company’s advisory board. The DSUs vest in four equal tranches every six months beginning on the date of grant. During the three and six months ended June 30, 2026, the Company recognized an expense of $nil and $73,429, respectively (three and six months ended June 30, 2025 - $389,127 and $993,070, respectively), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $15.00.

On June 5, 2025, the Company granted 299,000 DSUs under the Company’s 2024 Incentive Compensation Plan to an employee and a consultant of the Company. The DSUs vest immediately on the date of grant. On March 11, 2026, 49,000 of the DSUs were exercised. During the three and six months ended June 30, 2026, the Company recognized an expense of $nil (three and six months ended June 30, 2025 - $505,310), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $1.69.

On December 22, 2025, the Company granted 367,500 DSUs under the Company’s 2024 Incentive Compensation Plan to directors of the Company. The DSUs vest in eight equal tranches, every three months from the date of grant. During the three and six months ended June 30, 2026, the Company recognized an expense of $151,211 and $386,143, respectively (three and six months ended June 30, 2025 - $nil), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $1.97.

During the three and six months ended June 30, 2026, the total amount related to the vesting of DSUs was an expense of $205,414 and $573,408, respectively (three and six months ended June 30, 2025 – $999,118 and $1,750,477, respectively) of which an expense of $587 and $1,830, respectively (three and six months ended June 30, 2025 – $1,258 and $2,501, respectively) was charged to capitalized exploration and evaluation assets and an expense of $204,827 and $571,578, respectively (three and six months ended June 30, 2025 - $997,860 and $1,747,976, respectively) is included in the condensed interim consolidated statements of loss and other comprehensive loss.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

8.
Share-based payments (continued)
(c)
Restricted share units plan (“RSU”):

The Incentive Compensation Plan provides for the grant of RSUs to employees, officers or directors of the Company. An award of restricted stock units confers upon a participant the right to Common Shares of the Company at the end of a specified deferral period. An award of restricted stock units carries no voting or other rights associated with share ownership prior to settlement.

RSU transactions continuity during the periods were as follows (in number of RSUs):

	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	5,046,925	4,425,625
Granted	—	1,796,300
Exercised	(982,550)	(900,000)
Forfeit	—	(275,000)
Balance, end of period	4,064,375	5,046,925

Of the 4,064,375 RSUs outstanding, 3,421,758 have vested.

On July 1, 2024, the Company granted 3,087,500 restricted share units (“RSUs”) to directors, officers and consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. During the six months ended June 30, 2026, 162,500 of the RSUs were exercised. On November 28, 2025, 100,000 RSUs were exercised and 275,000 RSUs were forfeited and on December 8, 2025, 50,000 RSUs were exercised. The fair value of the RSUs is amortized over the vesting period. During the three and six months ended June 30, 2026, the Company recognized an expense of $nil (three months ended June 30, 2025 - $7,998,904 and $15,909,908, respectively) related to the estimated fair value of the RSUs of which an expense of $nil (three and six months ended June 30, 2025 – $1,101,063 and $2,190,027, respectively) was capitalized to exploration and evaluation assets and an expense of $nil (three and six months ended June 30, 2025 – $6,897,841 and $13,719,027, respectively) is included in the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On August 12, 2024, the Company granted 87,500 restricted share units RSUs to consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. On January 27, 2026, 37,500 of the RSUs were exercised and on December 8, 2025, 50,000 RSUs were exercised. The fair value of the RSUs is amortized over the vesting period. During the three and six months ended June 30, 2026, the Company recognized an expense of $nil (three and six months ended June 30, 2025 - $249,098 and $495,459, respectively) related to the estimated fair value of the RSUs at the date of grant which was capitalized to exploration and evaluation assets. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On October 9, 2024, the Company granted 387,500 RSUs to directors, officers and consultants of the Company. The RSUs vest in four equal tranches every six months, with the first tranche vesting on the date of grant. On February 3, 2026, 25,000 and on May 4, 2026, 50,000 of the RSUs were exercised. During the year ended December 31, 2025, 100,000 RSUs were exercised. During the three and six months ended June 30, 2026, the Company recognized an expense of $23,909 and $262,997, respectively (three and six months ended June 30, 2025 - $675,889 and $1,991,860, respectively) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

8.
Share-based payments (continued)
(c)
Restricted share units plan (“RSU”) (continued):

On October 25, 2024, the Company granted 500,000 RSUs to a service provider of the Company. The RSUs vest in four (4) equal quarterly tranches over a twelve (12) month period with the first tranche vesting on the three (3) month anniversary of completion of the Company’s initial public offering and the remaining tranches vesting thereafter. During the year ended December 31, 2025 all 500,000 RSUs were exercised. During the three and six months ended June 30, 2026, the Company recognized an expense of $nil (three and six months ended June 30, 2025 - $1,492,693 and $4,129,534, respectively) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On November 7, 2024, the Company granted 275,000 RSUs to consultants of the Company. Of the 275,000 RSUs, 100,000 vested immediately and the remaining 175,000 vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. On March 11, 2026, 100,000 of the RSUs were exercised. During the three and six months ended June 30, 2026, the Company recognized an expense of $nil (three and six months ended June 30, 2025 - $617,248 and $1,227,713, respectively) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $15.00.

On December 4, 2024, the Company granted 120,000 RSUs to consultants of the Company. The RSUs vested immediately. On June 27, 2025, 100,000 RSUs were exercised. During the three and six months ended June 30, 2026, the Company recognized an expense of $nil (three and six months ended June 30, 2025 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $13.21.

On January 6, 2025, the Company granted 511,000 RSUs to a director and a consultant of the Company. The RSUs vest in four equal quarterly tranches with the first tranche vesting on the date of grant. On May 11, 2026, 500,000 of the RSUs were exercised. During the three and six months ended June 30, 2026, the Company recognized an expense of $nil (three and six months ended June 30, 2025 - $950,301 and $3,797,867, respectively) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $8.24.

On December 22, 2025, the Company granted 1,285,300 RSUs to officers and consultants of the Company. The RSUs vest in four equal quarterly tranches every three months from the date of grant. During the six months ended June 30, 2026, 107,550 of the RSUs were exercised. During the three and six months ended June 30, 2026, the Company recognized an expense of $656,733 and $1,903,477, respectively (three and six months ended June 30, 2025 - $nil) related to the estimated fair value of the RSUs at the date of grant of which $99,636 and $288,787, respectively (three and six months ended June 30, 2025 - $nil) was capitalized to exploration and evaluation assets and $557,097 and $1,614,690, respectively (three and six months ended June 30, 2025 - $nil) was charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $1.97.

During the three and six months ended June 30, 2026, the total amount related to the vesting of RSUs was an expense of $680,642 and $2,166,474, respectively (three and six months ended June 30, 2025 –$11,984,133 and $27,552,341, respectively) of which $99,636 and $288,787, respectively (three and six months ended June 30, 2025 - $1,350,161 and $2,685,486, respectively) was capitalized to exploration and evaluation assets and $581,006 and $1,877,687, respectively (three and six months ended June 30, 2025 – $10,633,972 and $24,866,855, respectively) is included in the condensed interim consolidated statements of loss and other comprehensive loss.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

9.
Warrants and warrant liability

At June 30, 2026, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date
100,000	$19.50	November 26, 2026
14,000,000	3.00	October 20, 2030
4,550,000	0.001	*
18,300,000	0.001	*
36,950,000	$1.19

* On October 20, 2025 and May 4, 2026, the Company issued 4,550,000 and 18,300,000, respectively, Pre-Funded Warrants which are exercisable at a price of $0.001 per common share and do not expire. The Pre-Funded Warrants do not have voting rights and are exercisable at the holder's discretion.

Warrant Liability

Warrants with terms that result in the exercise price or number of shares delivered to be variable are accounted for as financial liabilities in the condensed interim consolidated statements of financial position. The changes in fair value are recorded in the condensed interim consolidated statements of loss for the period.

Warrant liability transactions during the periods were as follows:

	Six months ended June 30, 2026			Year ended December 31, 2025
	Number of warrants	Weighted average exercise price	Fair value	Number of Warrants	Weighted average exercise price	Fair value
Balance, beginning of period	14,100,000	$3.12	$5,559,800	100,000	$19.50	$132,200.00
Granted	—	—	—	14,000,000	3.00	8,918,500
Change in fair value	—	—	1,811,500	—	—	(3,490,900)
Balance, end of period	14,100,000	$3.12	$7,371,300	14,100,000	$3.12	$5,559,800

On November 29, 2024, the Company closed an initial public offering (the “IPO”) of 2,000,000 of its common shares, at a price of $15.00 per share, for gross proceeds of $30,000,000. In connection with the IPO, the Company issued 100,000 broker warrants with exercise prices of $19.50. The warrants may also be exercised, in whole or in part, at the holder’s option by way of a cashless exercise in which the holder is entitled to receive the number of common shares equal to the quotient obtained by dividing the volume weighted average price (“VWAP”) on the preceding trading day minus the exercise price times the number of common shares that would be issued on exercise of the warrant divided by the VWAP. The warrants expire 2 years from the date of grant. The fair value of the warrants of $519,100 on the date of grant was charged to share issuance costs in the consolidated statements of financial position.

As at June 30, 2026, the fair value of the broker warrants of $nil (December 31, 2025 - $100) was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0% (December 31, 2025 – 0%); expected volatility based on the historical volatility of comparable companies of 83.1% (December 31, 2025 - 75.80%); risk-free interest rate of 2.34% (December 31, 2025 - 2.55%), a stock price of $2.15 (December 31, 2025 - $1.89), based the market price of the Company’s shares on June 30, 2026, and an expected life of 0.41 years (December 31, 2025 - 0.90 years).

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

9.
Warrants and warrant liability (continued)

Warrant Liability (continued)

On October 20, 2025 and October 27, 2025, the Company closed private placement financings to certain institutional and accredited investors consisting of an aggregate of 9,450,000 Common Units and 4,550,000 Pre-Funded Units. Each Common Unit was comprised of one common share of the Company and one common share purchase warrant to purchase one common share (“Common Warrants”). Each Pre-Funded Unit was comprised of one pre-funded warrant to purchase one common share (“Pre-Funded Warrants”) and one Common Warrant. The Common Warrants are immediately exercisable at an exercise price of $3.00 per common share and expire on October 20, 2030. In certain circumstances, the warrants may also be exercised, in whole or in part, at the holder’s option by way of a cashless exercise in which the holder is entitled to receive the number of common shares equal to the quotient obtained by dividing the volume weighted average price (“VWAP”) on the preceding trading day minus the exercise price times the number of common shares that would be issued on exercise of the warrant divided by the VWAP. The warrants expire 5 years from the date of issuance. The fair value of the warrants of $8,918,500 on the date of grant was allocated to warrant liability in the condensed interim consolidated statements of financial position. See Note 7.

As at June 30, 2026, the fair value of the Common Warrants of $7,371,300 (December 31, 2025 - $5,559,700) was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0% (December 31, 2025 - 0%); expected volatility based on the historical volatility of comparable companies of 38.69% (December 31, 2025 - 36.7%); risk-free interest rate of 3.01% (December 31, 2025 - 2.96%), a stock price of $2.15 (December 31, 2025 - $1.89), based the market price of the Company’s shares on June 30, 2026, and an expected life of 4.31 (December 31, 2025 - 4.8 years). The Company's implied amortization of the day one gain on recognition of the warrant liability was $633,360 during the six months ended June 30, 2026.

Warrants - equity

Warrant transactions during the periods were as follows:

	Six months ended June 30, 2026			Year ended December 31, 2025
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of Warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of period	4,550,000	$0.001	$5,758,671	258,188	$4.00	$543,601
Granted	18,300,000	0.001	42,641,155	4,550,000	0.001	$5,758,671
Expired	—	—	—	(258,188)	4.00	$(543,601)
Balance, end of period	22,850,000	$0.001	$48,399,826	4,550,000	$0.001	$5,758,671

On October 20, 2025 and October 27, 2025, the Company closed private placement financings to certain institutional and accredited investors consisting of an aggregate of 9,450,000 Common Units and 4,550,000 Pre-Funded Units. Each Pre-Funded Unit is comprised of one pre-funded warrant to purchase one common share (“Pre-Funded Warrants”) and one Common Warrant. Each Pre-Funded Unit had a purchase price of $1.999. The Pre-Funded Warrants have an exercise price of $0.001 per common share, are immediately exercisable and remain exercisable until exercised in full. See Note 7.

During the year ended December 31, 2025, 258,188 warrants with exercise prices of $4.00 expired, unexercised.

On May 4, 2026, the Company closed an underwritten Public Offering consisting of 7,000,000 common shares at a price of $2.50 per share and 18,300,000 May 2026 Pre-funded Warrants at a price of $2.499 per May 2026 Pre-funded Warrant. Each May 2026 Pre-funded Warrant is exercisable for one common share of the Company at an exercise price of $0.001 per common share, is immediately exercisable and remains exercisable until exercised in full. See Note 7.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

10.
Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, other receivables, trade payables and accrued liabilities and warrant liability. The main purpose of these financial instruments is to raise finance to fund operations.

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Management believes that the credit risk concentration with respect to these financial instruments is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2026, the Company had a cash and cash equivalents balance of $75,710,452 (December 31, 2025 - $27,779,666) to settle current liabilities of $1,810,920 (December 31, 2025 - $2,722,864).

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(a)
Interest rate risk

The Company has cash and cash equivalent balances as at June 30, 2026. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions.

(b)
Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the six months ended June 30, 2026:

	Average rate	Closing rate
CAD	0.7098	0.7037
BRL	0.1940	0.1932

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at June 30, 2026 would result in an increase or decrease in operating loss of $2,805 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the condensed interim consolidated statements of loss and other comprehensive loss of approximately $4,553,000.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

10.
Financial Risk Management Objectives and Policies (continued)
(c)
Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the six months ended June 30, 2026 or the year ended December 31, 2025.

11.
Related Party Disclosures

(a)
Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU and RSU plans. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Directors & officers compensation	$396,250	$928,005	$1,342,500	$1,955,602
Share-based payments	482,306	9,108,057	1,729,390	20,717,042
	$878,556	$10,036,062	$3,071,890	$22,672,644

During the three and six months ended June 30, 2026, the Company recorded an expense of $482,306 and $1,729,390, respectively (three and six months ended June 30, 2025 - $9,108,057 and $20,717,042, respectively) in share-based compensation related to the amortization of the estimated fair value of DSUs and RSUs granted to directors and officers of the Company in 2015, 2022, 2023, 2024 and 2025. As at June 30, 2026, 2,492,000 DSUs were granted to officers and directors of the Company of which 1,975,417 have vested, and 517,083 have not yet vested (See Note 8(b)). As of June 30, 2025, 4,112,800 RSUs were granted to officers and directors of the Company, of which 3,662,650 have vested and 450,150 have not yet vested (See Note 8(c)).

(b)
Transactions with other related parties

As at June 30, 2026, trade payables and accrued liabilities included an amount of $28,333 (December 31, 2025 - $42,233) owing to directors and officers of the Company for consulting and directors fees and $6,244 (December 31, 2025 - $nil) owing to directors and officers for expense reimbursement.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

12.
Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $18,895,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $8,646,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

The Company has been involved in a number of lawsuits challenging the Company’s environmental and construction license since 2016. The Company has been successful in defending these matters but the outcome of the ongoing legal proceedings cannot presently be determined.

On July 16, 2026, the Company become aware, through publicly available court records, that the Brazilian Federal Public Defender’s Office (Defensoria Pública da União), acting on behalf of certain indigenous organizations opposed to the Project, has filed a Suspensão de Tutela Provisória (an application to suspend provisional relief) directly with the President of the Brazilian Supreme Federal Court (Supremo Tribunal Federal). Although the Company has not yet been formally served with the filing, it voluntarily appeared in the proceeding and submitted its response. The application does not constitute a new lawsuit and does not introduce any new allegations or new underlying facts. The application is a procedural request within the scope of an existing Public Civil Action that was originally filed by the Brazilian Federal Public Prosecutor’s Office in December 2016 and has been the subject of extensive litigation over the past several years. The application seeks to overturn the recent decisions of the Federal Regional Court of the First Region that were issued in favor of the Company and the Indigenous Mura Council (Conselho Indígena Mura), and to suspend installation activities related to the Project. Subsequent to the filing, the Office of the Prosecutor General (Procuradoria-Geral da República, or "PGR") issued an opinion recommending that the application not be admitted on procedural grounds. The Company expects it will be successful in the motion but the outcome of the proceedings cannot be determined.

13.
Subsequent events

On July 16, 2026, the Company become aware, through publicly available court records, that the Brazilian Federal Public Defender’s Office (Defensoria Pública da União), acting on behalf of certain indigenous organizations opposed to the Project, has filed a Suspensão de Tutela Provisória (an application to suspend provisional relief) directly with the President of the Brazilian Supreme Federal Court (Supremo Tribunal Federal). The Company has not yet been formally served with the filing. The application is not a new lawsuit and does not introduce any new allegations or new underlying facts. The application a procedural request within the scope of an existing Public Civil Action that was originally filed by the Brazilian Federal Public Prosecutor’s Office in December 2016 and has been the subject of extensive litigation over the past several years. The application seeks to overturn the recent decisions of the Federal Regional Court of the First Region that were issued in favor of the Company and the Indigenous Mura Council (Conselho Indígena Mura), and to suspend installation activities related to the Project.